Suite 906 – 1112 West Pender Street Vancouver, BC Canada V6E 2S1 Tel: 604/681-8600 Fax: 604/681-8799 e-mail “firstpoint@firstpointminerals.com” TSX Venture Exchange: FPX

FOR IMMEDIATE RELEASE	October 30, 2003

First Point Minerals Announces $1,500,000 Private Placement
Offering

Dr. Peter Bradshaw, P.Eng, President of First Point Minerals Corp. (TSXV:FPX) is pleased to announce that the Company has arranged a Cdn $1,500,000 private placement of which $500,000 is non-brokered and the remainder is brokered. The funds will be used for exploration to advance the Company’s Rio Luna gold property in Nicaragua and the Cacamuyá gold property in Honduras plus general corporate purposes.

The private placement will consist of 6,000,000 units at Cdn $0.25 each. Each unit will consist of one common share and one-half common share purchase warrant. One full share purchase warrant will entitle its holder to acquire one common share of the company at an exercise price of Cdn $0.30 for a period of two years after the close.

The shares are subject to a hold period of 4 months. The part of the offering on which a commission is payable is subject to an agent’s commission of 7% and Brokers Warrants of 10% and expenses of the issue, estimated at Cdn $15,000. This transaction is subject to regulatory approval.

First Point Minerals Corp. is a Canadian precious and base metal exploration and development company focused on the Americas. For more information, including an updated interactive Cacamuyá property map, please view: www.firstpointminerals.com or phone Peter M.D. Bradshaw, President and CEO, at 604-681-8600.

ON BEHALF OF THE BOARD OF DIRECTORS
“Peter Bradshaw”
Peter M. D. Bradshaw, President

The TSX Venture Exchange has not reviewed, nor accepts responsibility for the adequacy or accuracy of this news release.